MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017 and 2016

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. (formerly Timmins Gold Corp.) together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of August 9, 2017, and relates to the financial condition and results of operations for the three and six months ended June 30, 2017 and 2016. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and six months ended June 30, 2017 and 2016, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 (“consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended June 30, 2017 and 2016, are also referred to as “Q2 2017”and “Q2 2016”, respectively. The six months ended June 30, 2017 and 2016, are also referred to as “YTD 2017” and “YTD 2016”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The Consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share, issued and outstanding common shares, options, warrants, and per share amounts have been adjusted retrospectively to reflect the share consolidation.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q2 2017 HIGHLIGHTS AND RECENT DEVELOPMENTS

-

Production and all-in sustaining costs of 22,011 gold ounces and $954 per gold ounce, respectively, compared to guidance of 20,000 to 22,000 gold ounces and all-in sustaining costs of less than $1,000 per gold ounce.

-	Received the authorization of the environmental impact assessment (“MIA”) on April 10, 2017, for the Ana Paula project (“Ana Paula”) in Guerrero, Mexico.

-	Announced senior management changes on April 25, 2017, as follows:
•	Colette Rustad was appointed as Executive Vice President and Chief Financial Officer;
•	Jose Hector Figueroa was appointed as Vice President of Operations;
•	Paul Hosford was appointed as Vice President of Project Development;
•	Jason Gregg was appointed as Executive Vice President of Human Resources;
•	Miguel Bonilla was promoted to Country Manager Mexico; and,
•	Arturo Bonillas resigned as President of the Company.

-

Announced the revised 43-101 technical report for the San Francisco Mine (“the Mine”) on May 11, 2017, increasing production to between 100,000 - 120,000 ounces of gold per year for seven years and increasing reserves by 71.4% to 928,700 contained gold ounces (57.8 million tonnes at 0.53 grams per tonne gold).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-

Announced the completion of the Pre-Feasibility Study (“PFS”) on the Ana Paula project on May 16, 2017. Results of the PFS included mineral reserve estimate of 13.4 million tonnes, at 2.36 grams per tonne for 1,021,000 ounces of contained gold; with expected production of 1.0 million ounces of gold over seven and a half years; capital cost of approximately $137.5 million; and an after-tax IRR and NPV (at 5% discount rate and $1,250 per gold ounce), of 34.0% and $223.4 million, respectively. A Definitive Feasibility Study (“DFS”) commenced and is anticipated to be complete during Q2 2018.

-

Announced the shareholders’ approval of a name change to Alio Gold Inc. ticker symbol ALO on the Toronto Stock Exchange and the New York Stock Exchange American and a ten to one consolidation of the Company's common shares on May 12, 2017. On May 16, 2017, the common shares commenced trading on both exchanges on a post- consolidation basis.

-

The Company announced a bought deal financing on June 28, 2017, and completed the offering (“the Offering”) of equity units on July 20, 2017, for aggregate gross proceeds of C$50.4 million and net proceeds of C$47.7 million. The Offering was underwritten by a syndicate of underwriters led by Cormark Securities Inc., and Clarus Securities Inc., and included Raymond James Ltd. and BMO Nesbitt Burns Inc., who purchased on a bought deal basis 8,000,000 units of the Company (the “Units”) at a price of C$6.25 per Unit for aggregate proceeds of C$50.0 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company at a price of C$8.00 at any time prior to July 20, 2018. The underwriters also exercised the over-allotment option in part and purchased an additional 62,000 Units to cover over-allotments for additional gross proceeds to the company of C$0.4 million. The net proceeds of the Offering will be used by the Company to advance Ana Paula and for general corporate purposes.

-

After giving effect to the Consolidation on May 12, 2017, the following table shows the effect of the Offering and the Consolidation on the issued capital of the Company, after giving effect to the over-allotment option:

		At May 12, 2017,
	At May 11, 2017,	after giving effect to		At July 21, 2017,
	before giving effect to	the Consolidation		after giving effect to
	the Consolidation and	but before giving		the Consolidation
	Offering	effect to the Offering		and the Offering
Common Shares	355,628,602	35,562,847	(1)	43,624,847
Common Shares reserved for issuance upon exercise of options	18,454,500	1,845,450		2,080,450
Common Shares reserved for issuance upon exercise of warrants	28,200,000	2,820,000		6,851,000
Total Number of Issued or Issuable	402,283,102	40,228,297		52,556,297

(1)

No fractional shares were issued in connection with the Consolidation. Pursuant to section 83 of the Business Corporations Act (British Columbia), each fractional common share remaining after the Consolidation that was less than one-half of a common share was cancelled.

Q2 2017 CONSOLIDATED FINANCIAL AND OPERATIONAL HIGHLIGHTS

Earnings for Q2 2017 was $3.5 million, or $0.10 per share, compared to $6.4 million, or $0.20 per share, during Q2 2016.

-

Metal revenues decreased by 18.1% to $27.1 million compared to $33.1 million during Q2 2016, due to 18.8% or 4,979 fewer ounces sold (21,495 compared to 26,474 ounces during Q2 2016), offset by a 1.6% or $20 per ounce increase in the average realized gold price ($1,252 per ounce compared to $1,232 during Q2 2016). Fewer gold ounces were produced due to 21.7% lower grade processed on the pad (0.47 g/t Au compared to 0.60 g/t Au during Q2 2016).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-

Production costs decreased by 12.0% to $16.1 million compared to $18.3 million during Q2 2016. This decrease was due to change in inventories. More gold ounces were deposited on the pads than recovered.

-

Depletion and depreciation costs decreased 80.0% to $0.8 million compared to $4.0 million during Q2 2016. This decrease was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

-

Earnings from operations decreased 10.3% to $7.8 million compared to $8.7 million during Q2 2016. This decrease was due to lower earnings from mine operations of $10.2 million compared to $10.8 million during Q2 2016.

-

Corporate and administrative expenses increased 19.0% to $2.5 million compared to $2.1 million during Q2 2016. This increase was primarily due to $0.7 million of terminations benefits being incurred related to corporate restructuring.

-	Cash provided by operating activities was $2.8 million or $0.08 per share compared to $11.5 million or $0.36 per share during Q2 2016. The decrease was due to:
•	A decrease in metal revenues due to lower grade processed;
•	An increase in contract mining costs due to increased strip ratio;
•	Tax instalments being applied against VAT receivable;
•	Slower VAT receivable collection;
•	Building of inventory supplies; and,
•	Termination benefits related to corporate restructuring.

-

Cash and cash equivalents at June 30, 2017, were $35.9 million. During the quarter, the Company generated $2.8 million from operations, invested $2.8 million on sustaining capital expenditures, $0.1 million on exploration and evaluation projects, and $3.2 million on the Ana Paula project. Also, the Company received $1.3 million of its VAT receivable in cash. Subsequent to June 30, 2017, the Company received $37.9 million net proceeds from the bought deal financing, $2.5 million related to the completion of the sale of the Caballo Blanco Property (“Caballo Blanco”) on July 20, 2016, and $0.1 million of the $4.3 million VAT receivable.

-

Cash and cash equivalents at June 30, 2016, were $12.4 million. During Q2 2016, the Company received $6.75 million in deposits from the sale of Caballo Blanco. The Company paid $10.2 million and $1.5 million to settle the loan facility and debenture, respectively. The Company invested $0.2 million on expansion programs, $0.2 million on exploration and evaluation projects, and $3.0 million on the Ana Paula project. Also, the Company received $5.0 million of its VAT receivable in cash during Q2 2016.

-

Working capital at June 30, 2017, was $39.6 million, an improvement of $25.7 million from June 30, 2016. This increase is a result of improved cash provided by operating activities. Additionally, during the prior fiscal year, the Company:

•	Sold the Caballo Blanco Property increasing cash by $9.2 million;
•	Completed a bought deal financing increasing cash by $13.8 million; and,
•	Settled the loan facility and debenture decreasing cash by $10.2 million and $1.5 million, respectively.

-

The Company’s cash cost per ounce on a by-product basis was $740 while all-in sustaining cost per ounce on a by- product basis was $954, in-line with guidance of less than $1,000. During Q2 2016, cash cost per ounce on a by- product basis was $681 (all-in sustaining cost per ounce on a by-product basis - $761). This increase in cash cost was due to fewer ounces produced combined with an increase in waste stripping in-line with the new mine plan.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. (formerly Timmins Gold Corp.) is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine in the state of Sonora, Mexico. It is located two kilometres west of the town of Estación Llano, approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway).

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The Company also owns the Ana Paula project which is an advanced stage development project in the prospective Guerrero Gold Belt of Mexico. The Guerrero Gold Belt is host to several significant gold discoveries and operations with current gold resources in excess of 25 million ounces. The Ana Paula project is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco.

The Ana Paula project is currently at the development stage and, following completion of permitting and feasibility study work, a decision to proceed with construction is expected during the second quarter of 2018. The Company has purchased the process plant and important infrastructure items which are in storage until construction commences.

The Company’s common shares are listed on the TSX and the NYSE American under the ticker symbol ALO. Further details on Alio Gold Inc. can be found in the Company’s public disclosures, including its most recent:

-	Annual Information Form (“AIF”) dated March 20, 2017;
-	NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico dated May 25, 2017 (the “Report”);
-	Ana Paula Project NI 43-101 Technical Report Preliminary Feasibility Study, Guerrero, Mexico dated May 26, 2017;
-	Preliminary Prospectus dated July 5, 2017; and,
-	Final Prospectus dated July 12, 2017.

These documents can be found at www.sedar.com or on the Company’s website at www.aliogold.com.

OUTLOOK AND STRATEGY

The Company’s focus is executing on its growth strategy through the revitalization of the San Francisco Mine and advancing the high grade, high margin Ana Paula project. With continued strong operating and financial performance of the San Francisco Mine, de-risking and development of the Ana Paula project, ongoing financial and capital discipline, the Company will drive increased shareholder value.

Gold production for 2017 is expected to range between 86,000 to 92,000 ounces at all-in sustaining costs of less than $1,000 per gold ounce, consistent with revised guidance issued on May 11, 2017. Third and fourth quarter gold production is expected to be between 20,000 and 22,000 gold ounces.

For the second half of 2017, sustaining capital expenditures at the Mine are expected to be approximately $4.0 million and expansion capital $10.0 million. Capital expenditures at Ana Paula are expected to be approximately $10.0 million. Exploration expenditures on in-fill drilling at the Mine are expected to be approximately $2.0 million.

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for the San Francisco Mine on May 11, 2017, which includes a significant pre-stripping campaign, modifying the crusher and upgrading the power infrastructure. Highlights of the updated life of mine plan include:

-	Increase in 2017 guidance of 86,000 to 92,000 ounces of gold produced, from 70,000 to 75,000 ounces;
-	Average production of 103,000 ounces of gold per year from 2018 to 2023;
-	Proven and Probable Mineral Reserves of 54.8 million tonnes at 0.53 g/t for 928,700 ounces of contained gold;
-	Average cash cost per ounce of $900 (all-in sustaining cost of $935 per ounce) over the life of mine; and,
-	Cash flow from operations of $34 million per year from 2018 to 2023 at $1,250 per ounce of gold.

A technical report with the new mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Ana Paula Project (100%-owned)

The Company acquired the Ana Paula project during May 2015 by the acquisition of Newstrike Capital. During the fourth quarter of 2015, the Company acquired the processing plant and select infrastructure facilities (the “El Sauzal Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began. As at December 31, 2016, disassembly and removal of the El Sauzal Plant was fully completed.

During the third quarter of 2016, the Company announced a pre-construction program for the Ana Paula project, including the start of feasibility studies, infill drilling, metallurgical test-work, and environmental baseline and permitting activities. Over the last nine months, significant progress was made on the pre-construction program including environmental baseline studies, infill drilling and metallurgical test work which culminated in the completion of a PFS for Ana Paula.

A 10,000 meter infill drilling program was completed in February 2017. The Company retained AGP Mining Consultants (“AGP”) of Toronto to act as the independent Qualified Persons in updating the mineral resource estimate. AGP were also engaged to carry out mine planning and engineering work for the Ana Paula project feasibility studies. Geotechnical drilling to support the mine planning work was completed in April which greatly enhanced the confidence in the pit slope design.

Metallurgical test work for the PFS was carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Comminution tests have confirmed that the 6,000 tpd semi-autogenous grinding and ball mill circuit that was purchased by the Company is suitable for treating the Ana Paula material. Gravity recoverable gold, flotation and leaching test work was completed and forms the basis of the process design criteria for the feasibility studies. Knight-Piesold carried out the engineering and design of the waste dumps and tailings storage facility as well as the study for the pit slope design.

M3 Engineering (“M3”) to provide overall feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates.

The PFS results were announced on May 16, 2017, and the highlights include:

-	Proven and Probable Mineral Reserves of 13.4 million tonnes at 2.36 grams per tonne for 1,021,000 contained ounces of gold, with reserves at $1,200 per gold ounce;
-	NPV at 5% discount rate of $223.4 million and IRR of 34% after tax at $1,250 per gold ounce;
-	Initial capital cost of $137.2 million;
-	First quartile operating costs with cash costs of $489 per ounce (all-in sustaining cost of $524 per ounce);
-	Gold recovery 85%;
-	Mine life of 7.5 years from an open pit producing 868,000 ounces of gold;
-	Underground potential highlighted with Measured & Indicated Resources below the proposed pit of 3.0 Mt at 2.8 g/t for 266,700 contained ounces; and,
-	Definitive Feasibility Study to start during July 2017 and take approximately nine months to complete.

A technical report with the Ana Paula PFS was completed and filed on www.sedar.com and the Company’s website on May 16, 2017. The report was updated with non-material changes in conjunction with an equity financing and re-filed on www.sedar.com on June 9, 2017.

An environmental base line study was completed during November 2016. During December 2016, the Company submitted an Environmental Impact Assessment to SEMARNAT (Mexico’s Secretary of Environment and Natural Resources) using the baseline study as its basis. During April 2017, the Company received authorization from SEMARNAT on the MIA.

A Definitive Feasibility Study was initiated in mid-July 2017 using the same group of consultants and is expected to take nine to ten months to complete. The DFS will be based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing. The DFS will provide a higher level of confidence in the robustness of the project economics than the PFS and allow the Company’s Board of Directors to make an investment decision to proceed with construction of the project in Q2 2018.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The land on which the Company expects to construct the Ana Paula project is privately owned land. The Company has acquired or signed 30 year lease terms for approximately 75% of the land required for the Ana Paula project. During Q2 2017, the Company applied for a Change of Land Use Permit (“ETJ”) for this land and expects to receive the permit within three to four months of filing the application. The Company expects to complete the balance of land acquisition and lease agreements during Q3 2017 and receive complete Change of Land Use Permits by the end of 2017.

As the Company advances its engineering studies, it has also commenced discussions on financing alternatives for the Ana Paula project including project or corporate debt. It is expected that financing for approximately $90.0 million of the total estimated $137.2 million capital cost will be arranged, subject to conditions precedent for drawing, in conjunction with the completion of a Definitive Feasibility Study in early 2018.

Key Ana Paula Project Milestones	Projected Completion
Underground Decline Permit	Q3 2017
Change of Land Use Permit	Q4 2017
Project Financing Arranged	Q1 2018
Definitive Feasibility Study	Q2 2018
Investment Decision and Construction	Q2 2018
Underground Exploration Drilling	Q2 2018
Commissioning and Start Up	Q4 2019

Use of proceeds pertaining to November 30, 2016, bought deal financing

On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 million and net proceeds of C$19.0 million. The following table sets out a comparison of how the Company used the net proceeds against the intended use of proceeds as disclosed in the Company’s final short form prospectus dated November 28, 2016.

	Use of proceeds
	as disclosed in
	the 2016	Estimated use
Use of Proceeds (1)	prospectus	of proceeds
El Sauzal Plant	$4,644	$774	(2)
Pre-construction activities for the Ana Paula project	4,644	4,567	(3)
Exploration	1,548	2,786	(4)
Working capital purposes and general and administrative expenditures	3,885	3,560	(5)
Total	$14,721	$11,687

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.292 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The new management team reviewed the then current budget and the state of exploration and development at Ana Paula and determined that for sound business reasons a reallocation of the net proceeds of the 2016 Offering described above was necessary. In particular, management determined that the balance of funds from the 2016 Offering not expended would be used to further the definitive feasibility study for the Ana Paula project and the engineering for the El Sauzal Plant. The El Sauzal Plant refurbishment is ongoing and additional expenditures in connection therewith are expected to be incurred throughout the remainder of 2017 and the first half of 2018.

(3)

Includes $3.6 million of costs associated with completing a prefeasibility study for engineering, metallurgical test work, environmental permitting together with costs associated with change of land use, acquisitions and owners’ costs at Ana Paula; and $1.0 million of costs relating to corporate social responsibility activities in Guerrero, Mexico and concession payments.

(4)	Includes in-fill exploration drilling required in connection with the Ana Paula prefeasibility study.
(5)	Includes $3.6 million of corporate general and administrative expenditures.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY RESULTS

		Q2		Q1		Q4		Q3		Q2		Q1		Q4		Q3		YTD		YTD
		2017		2017		2016		2016		2016		2016		2015		2015		2017		2016
FINANCIAL RESULTS

Metal revenues		$27,069		$32,306		$30,977		$31,212		$33,075		$28,609		$25,310		$26,585		$59,375		$61,684

Earnings (loss) from operations (1)		$7,751		$9,780		$6,927		$29,923		$8,704		$(8,585)		$(9,453)		$(230,243)		$17,531		$506

Earnings (loss)		$3,512		$6,042		$5,957		$29,719		$6,395		$(10,720)		$(9,517)		$(180,713)		$9,554		$(3,938)

Earnings (loss) per share

-Basic		$0.10		$0.17		$0.18		$0.93		$0.20		$(0.34)		$(0.31)		$(6.34)		$0.27		$(0.12)

-Diluted		$0.10		$0.17		$0.18		$0.91		$0.20		$(0.34)		$(0.31)		$(6.34)		$0.26		$(0.12)

Cash provided by (used in) operating activities		$2,772		$9,743		$9,993		$9,844		$11,485		$2,373		$2,091		$(909)		$12,515		$14,245

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS

Gold sold (ozs)		21,495		26,048		26,012		23,327		26,474		24,667		22,785		23,387		47,544		51,141

Silver sold (ozs)		10,332		11,899		12,994		13,868		14,884		14,671		13,158		10,539		22,231		29,555

Average realized gold price (per oz)		$1,252		$1,232		$1,191		$1,338		$1,232		$1,160		$1,111		$1,137		$1,241		$1,197
Average London PM fix gold price (per oz)		$1,257		$1,219		$1,221		$1,335		$1,260		$1,183		$1,105		$1,124		$1,238		$1,221
By-product cash cost (1) (per oz)		$740		$735		$716		$785		$681		$761		$1,153		$1,026		$737		$720
All-in Sustaining Cost (1) (per oz)		$954		$848		$910		$846		$761		$848		$853		$1,105		$896		$796

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q2 2017 compared to Q1 2017

Earnings for the Company decreased to $3.5 million compared to $6.0 million for Q1 2017 as a result of the following factors:

Metal revenues

The Company sold 21,495 gold ounces at an average realized gold price of $1,252 per ounce compared to sales of 26,048 gold ounces at an average realized gold price of $1,232 per ounce during Q1 2017. This represents a decrease of 17.5% in gold ounces sold and an increase of 1.6% in realized gold price over Q1 2017, resulting in metal revenues from mining operations of $27.1 million compared to $32.3 million during Q1 2017.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $16.1 million compared to $19.4 million during Q1 2017.

Costs of contract mining were $11.2 million compared to $9.3 million during Q1 2017. This increase is primarily due to a 14.8% increase in total tonnes mined due to a higher strip ratio resulting in a $0.7 million increase in costs. Additionally, an increase in diesel cost of $0.9 million was due to increased unit cost and consumption.

Crushing and gold recovery costs were $7.3 million compared to $6.9 million during Q1 2017. This increase is primarily due to higher cyanide consumption required by the ore-type processed and heavy rainfall.

Mine site administrative costs were $1.3 million compared to $1.0 million during Q1 2017. This increase is due to labour costs related to increased staff and appreciation of the Mexican peso.

Change in inventories decreased cost of sales by $3.9 million compared to an increase of $1.9 million during Q1 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q2 2017, more recoverable gold ounces were deposited than recovered.

Depletion and depreciation costs form a component of cost of sales and were $0.8 million compared to $1.8 million during Q1 2017. Decreased depletion is due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses

Corporate and administrative expenses increased to $2.5 million compared to $1.3 million during Q1 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $1.3 million compared to $0.5 million for Q1 2017 due to $0.7 million in termination benefits. Consulting and professional fees were $0.3 million compared to $0.4 million for Q1 2017. Administrative expenses were $0.4 million compared to $0.3 million for Q1 2017. The significant non-cash component of these expenses includes share-based payments, which was $0.3 million compared to $0.2 million during Q1 2017.

Finance expense

Finance expense was $1.6 million compared to $0.2 million during Q1 2017.

The increase is due to a non-cash warrant revaluation loss of $1.5 million compared to $0.2 million during Q1 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liabilities.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Loss on the derivative contracts

Loss on the derivative contracts was $0.1 million compared to $1.4 million during Q1 2017.

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 27,100 gold ounces were placed under these contracts with expiry dates through to December 26, 2017, with a weighted average floor price of $1,216 per gold ounce and a weighted average maximum sales price of $1,371 per gold ounce. At August 9, 2017, 23,800 of these option contracts were unsettled and 3,300 had expired. The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Income taxes

Income tax expense was $2.7 million compared to $2.2 million during Q1 2017.

The current tax expense was $3.2 million compared to $2.8 million during Q1 2017. This increase was due to the appreciation of the Mexican peso.

Deferred tax recovery was $0.5 million compared to $0.7 million during Q1 2017. During Q2 2017, the appreciation of the Mexican peso led to an increase in the tax base of mining assets reducing the deferred tax liability.

Review of Consolidated Financial Information for Q2 2017 compared to Q2 2016

Earnings for the Company decreased to $3.5 million compared to $6.4 million for Q2 2016 as a result of the following factors:

Metal revenues

The Company sold 21,495 gold ounces at an average realized gold price of $1,252 per ounce compared to sales of 26,474 gold ounces at an average realized gold price of $1,232 per ounce during Q2 2016. This represents a decrease of 18.8% in gold ounces sold and an increase of 1.6% in realized gold price over Q2 2016, resulting in metal revenues from mining operations of $27.1 million compared to $33.1 million during Q2 2016.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $16.1 million compared to $18.3 million during Q2 2016.

Costs of contract mining were $11.2 million compared to $10.0 million during Q2 2016. This increase is primarily due to a 6.7% increase in total tonnes mined.

Crushing and gold recovery costs were $7.3 million compared to $7.2 million during Q2 2016.

Mine site administrative costs were $1.3 million compared to $1.0 million during Q2 2016. This increase is due to labour costs related to increased staff.

Change in inventories decreased cost of sales by $3.9 million compared to $0.1 million during Q2 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q2 2016, more recoverable gold ounces were deposited than recovered.

Depletion and depreciation costs form a component of cost of sales and were $0.8 million compared to $4.0 million during Q2 2016. Decreased depletion is due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses increased to $2.5 million compared to $2.1 million during Q2 2016. The significant cash components of these expenses include salaries, consulting and professional fees, and administrative. Salaries were $1.3 million compared to $0.7 million for Q2 2016 due to $0.7 million in termination benefits. Consulting and professional fees were $0.3 million compared to $0.8 million for Q2 2016. Administrative expenses were $0.4 million compared to $0.3 million for Q2 2016. The significant non-cash component of these expenses includes share-based payments, which was $0.3 million compared to $0.2 million during Q2 2016.

Finance expense

Finance expense was $1.6 million compared to $1.7 million during Q2 2016.

This decrease is due to the settlement of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during June 2016. Interest and accretion expense on the loan facility and debenture was $nil compared to $0.6 million during Q2 2016.

The non-cash warrant revaluation loss increased to $1.5 million compared to $1.0 million during Q2 2016. During November 2016, additional warrants were issued related to the bought deal financing, increasing the liability. The warrant liabilities will be settled with common shares of the Company. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liabilities.

Loss on the derivative contracts

Loss on the derivative contracts was $0.1 million compared to $0.1 million during Q2 2016.

The current pricing program is described in the Review of Consolidated Financial Information for Q2 2017 compared to Q1 2017 section above.

Income taxes

Income tax expense was $2.7 million compared to $0.5 million during Q2 2016.

The current tax expense was $3.2 million compared to a tax recovery of $0.2 million during Q2 2016. During Q2 2016, the Company had sufficient loss carry forwards to offset tax expenses and liabilities.

Deferred tax recovery was $0.5 million compared to an expense of $0.7 million during Q2 2016. During Q2 2017, the appreciation of the Mexican peso led to an increase in the tax base of mining assets reducing the deferred tax liability.

Review of Consolidated Financial Information for YTD 2017 compared to YTD 2016

Earnings for the Company increased to $9.6 million compared to a loss of $3.9 million for YTD 2016 as a result of the following factors:

Metal revenues

The Company sold 47,544 gold ounces at an average realized gold price of $1,241 per ounce compared to sales of 51,141 gold ounces at an average realized gold price of $1,197 per ounce during YTD 2016. This represents a decrease of 7.0% in gold ounces sold and an increase of 3.7% in realized gold price over YTD 2016, resulting in metal revenues from mining operations of $59.4 million compared to $61.7 million during YTD 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $35.4 million compared to $37.3 million during YTD 2016.

Costs of contract mining were $20.5 million compared to $21.5 million during YTD 2016. This decrease is primarily due to a 9.4% decrease in total tonnes mined.

Crushing and gold recovery costs were $14.1 million compared to $14.6 million during YTD 2016. This decrease is primarily due to lower cyanide consumption.

Mine site administrative costs were $2.3 million compared to $1.9 million during YTD 2016. This increase is primarily due to increased labour costs.

Demobilization costs related to mobile crushing units were $nil compared to $1.3 million during YTD 2016.

Change in inventories decreased cost of sales by $2.0 million compared to $2.4 million during YTD 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During YTD 2017, more recoverable gold ounces were deposited than recovered.

Depletion and depreciation costs form a component of cost of sales and were $2.6 million compared to $7.3 million during YTD 2016. Decreased depletion was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $3.8 million compared to $3.9 million during YTD 2016. The significant cash components of these expenses include salaries, consulting and professional fees, and administrative. Salaries were $1.8 million compared to $1.3 million for YTD 2016 due to $0.7 million in termination benefits. Consulting and professional fees were $0.7 million compared to $1.4 million for YTD 2016. Administrative expenses were $0.7 million compared to $0.5 million for YTD 2016. The significant non-cash component of these expenses includes share-based payments, which was $0.4 million compared to $0.5 million during YTD 2016.

Impairment of exploration and evaluation asset

Impairment of exploration and evaluation asset decreased to $nil compared to $12.7 million during YTD 2016. During YTD 2016, the Caballo Blanco Property was classified as an asset held for sale and impaired to its fair value. The Caballo Blanco Property was disposed of on July 20, 2016.

Finance expense

Finance expense was $1.8 million compared to $3.1 million during YTD 2016. This decrease is due to the settlement of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during June 2016. Interest and accretion expense on the loan facility and debenture was $nil compared to $1.3 million during YTD 2016.

The non-cash warrant revaluation loss increased to $1.7 million compared to $1.5 million during YTD 2016. During November 2016, additional warrants were issued related to the bought deal financing, increasing the liability. The warrant liabilities will be settled with common shares of the Company. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liabilities.

Loss on the derivative contracts

Loss on the derivative contracts was $1.5 million compared to $0.5 million during YTD 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The current pricing program is described in the Review of Consolidated Financial Information for Q2 2017 compared to Q1 2017 section above.

Income taxes

Income tax expense was $4.9 million compared to $0.6 million during YTD 2016.

The current tax expense was $6.0 million compared to $nil during YTD 2016. During YTD 2016, the Company had sufficient loss carry forwards to offset tax expenses and liabilities.

Deferred tax recovery was $1.1 million compared to an expense of $0.6 million during YTD 2016. During YTD 2017, the appreciation of the Mexican peso led to an increase in the tax base of mining assets reducing the deferred tax liability.

Evaluation of indicators of impairment and reversal of impairment

The Company assessed the Report and updated mine plan for impairment reversal indicators. The Report includes assumptions and estimates that require operational validation including gold recovery and capital project completion. The Company concluded that until significant operational estimates are validated there are no indicators of impairment reversal. The Company will continue to monitor and assess these factors in future periods to determine if and when indicators of an impairment or reversal of impairment are present necessitating a reassessment of the carrying value of the San Francisco Mine.

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Ore processed (t)	1,933,253	1,939,567	3,896,560	3,943,278
Average ore processed grade (g/t Au)	0.47	0.60	0.47	0.61
Ore mined (dry tonnes)	1,651,256	1,848,675	3,593,373	3,847,996
Average ore mined grade (g/t Au)	0.52	0.60	0.50	0.61
Ore from stockpile processed (t)	129,525	-	129,525	-
Average ore stockpiled grade (g/t Au)	0.25	-	0.25	-
Ore stockpiled (t)	-	-	-	3,966
Average ore stockpiled grade (g/t Au)	-	-	-	0.24
Waste mined (t)	4,300,791	3,729,153	7,542,662	8,437,814
Total mined (t)	5,952,047	5,577,828	11,136,034	12,285,809
Strip ratio	2.60	2.02	2.10	2.19
Total days in period	91	91	181	182
Gold deposited on pad (ozs)	29,031	37,640	59,146	77,678
Average ore processed per day (t/d)	21,245	21,314	21,528	21,666
Average total mined (t/d)	65,407	61,295	61,525	67,504
Gold produced (ozs)	22,011	25,863	48,059	50,983
Silver produced (ozs)	10,332	14,884	22,231	29,555

The Company produced 22,011 gold ounces and 10,332 silver ounces compared to 25,863 gold ounces and 14,884 silver ounces during Q2 2016. The Company produced 48,059 gold ounces and 22,231 silver ounces compared to 50,983 gold ounces and 29,555 silver ounces during YTD 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The Company mined a total of 6.0 million tonnes from the Mine compared to 5.6 million tonnes during Q2 2016. Dry tonnes of ore mined were 1.7 million compared to 1.8 million during Q2 2016. The strip ratio increased to 2.60 compared to 2.02 during Q2 2016 due to mining through zones in the current pit phase which contained higher than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period. Additionally, 0.1 million tonnes of ore from the stockpile were processed.

The Company mined a total of 11.1 million tonnes from the Mine compared to 12.3 million tonnes during YTD 2016. Dry tonnes of ore mined were 3.6 million compared to 3.8 million during YTD 2016. The strip ratio decreased to 2.10 compared to 2.19 during YTD 2016 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period. Additionally, 0.1 million tonnes of ore from the stockpile were processed.

The Company’s average ore mined grade was 0.52 g/t Au compared to 0.60 g/t Au during Q2 2016. Ore mined was from lower grade phases of the pit during Q2 2017.

The Company’s average ore mined grade was 0.50 g/t Au compared to 0.61 g/t Au during YTD 2016. Ore mined was from lower grade phases of the pit during YTD 2017.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At June 30, 2017, the Company had positive working capital of $39.6 million. The Company had cash and cash equivalents of $35.9 million, trade and other receivables of $7.4 million, inventories of $13.6 million, and trade payables and accrued liabilities of $18.1 million. On July 20, 2017, the company received $37.9 million (C$47.7 million) in cash from the bought deal financing that will be used for the Ana Paula project feasibility and early construction expenditures.

The current pricing program is described in the Review of Consolidated Financial Information for Q2 2017 compared to Q1 2017 section above.

Cash flow

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash provided by operating activities	$2,772	$11,485	$12,515	$14,245
Cash (used in) provided by investing activities	$(6,150)	$3,677	$(10,992)	$1,823
Cash used in financing activities	$(1)	$(12,396)	$(6)	$(12,936)

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Cash provided by operating activities was $2.8 million compared to $11.5 million during Q2 2016:

-	Earnings from mining operations decreased to $10.2 million compared to a $10.8 million during Q2 2016;
-	Movements in trade receivables decreased cash by $3.7 million compared to an increase of $1.6 million during Q2 2016 due to:
•	Tax instalments applied against VAT receivable was $2.1 million compared to $nil during Q2 2016; and,
•	Slower VAT receivable collection. The Company collected $1.3 million compared to $5.0 million during Q2 2016.
-	Movements in trade payables and other liabilities increased cash by $2.0 million compared to a decrease of $3.5 million during Q2 2016; and,
-	Movements in inventories decreased cash by $4.4 million compared to $0.2 million during Q2 2016:
•	Movements in ore in process decreased cash by $3.5 million;
•	Movements in finished goods inventory decreased cash by $0.4 million; and,
•	Movements in supplies inventory decreased cash by $0.5 million.

Cash provided by operating activities was $12.5 million compared to $14.2 million during YTD 2016:

-	Earnings from mining operations increased to $21.3 million compared to $17.1 million during YTD 2016;
-	Movements in trade receivables decreased cash by $2.4 million compared to an increase of $3.6 million during YTD 2016 due to:
•	Tax instalments applied against VAT receivable was $4.5 million compared to $nil during YTD 2016; and,
•	Slower VAT receivable collection. The Company collected $4.9 million compared to $10.8 million during YTD 2016.
-	Movements in trade payables and other liabilities increased cash by $1.4 million compared to a decrease of $9.3 million during YTD 2016;
-	Income taxes paid decreased cash by $3.7 million compared to $nil during YTD 2016; and,
-	Movements in inventories decreased cash by $3.5 million compared to $2.1 million during YTD 2016:
•	Movements in ore in process decreased cash by $1.3 million;
•	Movements in finished goods inventory decreased cash by $0.4 million; and,
•	Movements in supplies inventory decreased cash by $1.5 million.

Cash used in investing activities was $6.2 million compared to cash provided by investing activities of $3.7 million during Q2 2016:
-	Expenditures related to the San Francisco Mine increased to $2.9 million compared to $0.6 million during Q2 2016;
-	Expenditures related to Ana Paula developments were $3.2 million compared to $2.9 million during Q2 2016; and,
-	During Q2 2016, the Company received deposits of $6.8 million related to the sale of the Caballo Blanco property.

Cash used in investing activities was $11.0 million compared to cash provided by investing activities of $1.8 million during YTD 2016:
-	Expenditures related to the San Francisco Mine increased to $5.0 million compared to $1.3 million during YTD 2016;
-	Expenditures related to Ana Paula developments increased to $6.0 million compared to $5.5 million during YTD 2016; and,
-	During YTD 2016, the Company received deposits of $7.0 million related to the sale of the Caballo Blanco property.

Cash used in financing activities was $0.1 million compared to $12.4 million during Q2 2016. The main cause for this change was repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during Q2 2016.

Cash used in financing activities was $0.1 million compared to $12.9 million during YTD 2016. The main cause for this change was repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during YTD 2016.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 60% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q2 2017, the Mexican peso averaged MXP 18.60 to $1.00, and the Canadian dollar averaged C$1.35 to $1.00. During Q2 2016, the Mexican peso averaged MXP 18.05 to $1.00 and the Canadian dollar averaged C$1.29 to $1.00. The effect of the difference in average exchange rates reduced costs during Q2 2017 by approximately $0.2 million. During YTD 2017, the Mexican peso averaged MXP 19.49 to $1.00, and the Canadian dollar averaged C$1.35 to $1.00. During YTD 2016, the Mexican peso averaged MXP 18.03 to $1.00 and the Canadian dollar averaged C$1.33 to $1.00. The effect of the difference in average exchange rates reduced costs during YTD 2017 by approximately $1.2 million.

Capital resources

The capital of the Company consisted of consolidated equity, net of cash and cash equivalents.

	June 30,	December 31,
	2017	2016
Equity	$153,070	$143,086
Equipment financing	-	378
	153,070	143,464
Less: Cash and cash equivalents	(35,883)	(33,877)
	$117,187	$109,587

At June 30, 2017, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $117.2 million from $109.6 million at December 31, 2016.

Dividends

No dividends were declared or paid during Q2 2017.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at August 9, 2017, are 43,674,847, 2,030,450 and 6,851,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Production costs	$16,071	$18,296	$35,433	$37,289
Divided by gold sold (ozs)	21,495	26,474	47,544	51,141
Cash cost per gold ounce	748	691	745	729
Less: By-product silver credits per gold ounce (1)	(8)	(10)	(8)	(9)
Cash cost per gold ounce on a by-product basis	$740	$681	$737	$720

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and six months ended June 30, 2017, total by-product silver credits were $0.2 million and $0.4 million, respectively (three and six months ended June 30, 2016 - $0.3 million and $0.5 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Production costs	$16,071	$18,296	$35,433	$37,289
Corporate and administrative expenses (1)	1,748	2,098	3,073	3,852
Sustaining capital expenditures	2,799	-	4,360	-
Accretion for site reclamation and closure	57	17	114	30
Less: By-product silver credits	(172)	(261)	(380)	(483)
All-in sustaining costs	20,503	20,150	42,600	40,688
Divided by gold sold (ozs)	21,495	26,474	47,544	51,141
All-in sustaining cost per gold ounce on a by-product basis	$954	$761	$896	$796

(1)	Corporate and administrative expenses adjusted for the three months and six months ended June 30, 2017, to remove termination benefits of $0.7 million.

Cash provided by operating activities per share

Cash provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash provided by operating activities	$2,772	$11,485	$12,515	$14,245
Divided by basic weighted average shares outstanding	35,562,847	31,769,803	35,562,847	31,656,934
Cash provided by operating activities per share	$0.08	$0.36	$0.35	$0.45

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of June 30, 2017. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of June 30, 2017.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2016, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q2 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2016.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ALIO GOLD INC.
(Formerly Timmins Gold Corp.)
Management’s Discussion and Analysis
For the three and six months ended June 30, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Paul Hosford, BSc, P.Eng, a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.